ADVANCED SERIES TRUST

655 BROAD STREET

NEWARK, NJ 07102

November 12, 2021

VIA EDGAR SUBMISSION

Mr. Patrick Scott

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Series Trust Registration Statement on Form N-14 (File No. 333-260226 and 811-05186) Request for Acceleration of Registration Effectiveness

Dear Mr. Scott:

Today, via the EDGAR system, Advanced Series Trust (the Registrant) filed Pre-Effective Amendment No. 1 to a registration statement on Form N-14 under the Securities Act of 1933, as amended (the Securities Act) (File No. 333-260226; Accession No. 0001104659-21-125859). This Pre-Effective Amendment was being filed in connection with the reorganization of the portfolios listed below, each a series of the Registrant:

AST MFS Large-Cap Value Portfolio; and

AST T. Rowe Price Large-Cap Value Portfolio

(collectively, the Target Portfolios),

with and into the AST Hotchkis & Wiley Large-Cap Value Portfolio (the Acquiring Portfolio), also a series of the Registrant, in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of all liabilities of the Target Portfolios.

Pursuant to Rule 461 under the Securities Act, the Registrant hereby respectfully requests that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective immediately, or as soon as practicable thereafter. The Registrant is aware of its obligations under the Securities Act.

Should you have any questions please feel free to contact Melissa Gonzalez at (973) 367-7659.

Sincerely yours,

/s/ Melissa A. Gonzalez
Melissa A. Gonzalez
Assistant Secretary of the Registrant
The Prudential Series Fund

/s/ James Mullery
James Mullery President and Chief Executive Officer
Prudential Annuities Distributors, Inc. Distributor of the Shares of the Registrant
Advanced Series Trust